SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________

Form 11-K

___________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _____________

Commission file number: 0-19599

World Acceptance Corporation
Retirement Savings Plan
108 Frederick Street
Greenville, South Carolina 29607
(Full title of the plan and the address of the plan)

World Acceptance Corporation

108 Frederick Street
Greenville, South Carolina 29607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Reports of Independent Registered Public Accounting Firms

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2015 and 2014
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2015
Notes to Financial Statements

Supplemental Schedules:
Schedule of Assets (Held at End of Year), December 31, 2015
Schedule of Reportable Transactions, year ended December 31, 2015

(b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Financial Statements and Schedules
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedules:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12
Schedule H, Line 4j - Schedule of Reportable Transactions	13
Signatures	14
Exhibit Index	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Trustee
World Acceptance Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules, Schedules of Assets (Held at End of Year) as of December 31, 2015 and Reportable Transactions for the Year Ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

As discussed in Note 2 to the financial statements, the entity adopted new accounting guidance related to presentation of fair value of certain investments and disclosure of investments. Prior year disclosures have also been revised to reflect the retrospective application of adopting these changes in accounting. Our opinion is not modified with respect to this matter.

/s/ RSM US LLP

Greensboro, North Carolina
June 24, 2016

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value
Money market funds	$56,418	$63,009
Pooled separate accounts	33,647,602	35,580,357
Common stock	1,053,899	1,963,688
Stable asset fund	12,758,718	11,618,300
Total investments	47,516,637	49,225,354

Receivables
Notes receivable from participants	3,077,317	2,864,630
Participants' contributions	214	285
Employer's contributions	3,069	—
Total receivables	3,080,600	2,864,915
Total assets	50,597,237	52,090,269
Liabilities:
Refund payable for excess contributions	45,619	43,405
Total liabilities	45,619	43,405
Net assets available for benefits	$50,551,618	$52,046,864

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015
2015
Additions:
Investment loss:
Net depreciation in fair value of investments	$(1,350,389)
Interest	216,991
Total investment loss	(1,133,398)

Interest income on notes receivable from participants	93,630

Contributions:
Employer, net of forfeitures	1,462,296
Participant	3,513,556
Rollovers	87,674
Total contributions	5,063,526
Total additions, net	4,023,758

Deductions from net assets attributed to:
Benefits paid to participants	5,467,181
Administrative expenses	51,823
Total deductions	5,519,004

Net decrease in net assets available for benefits	(1,495,246)
Net assets available for benefits at beginning of year	52,046,864
Net assets available for benefits at end of year	$50,551,618

See accompanying notes to financial statements.

(1) Description of Plan
The following description of the World Acceptance Corporation Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.
(a)General
The Plan, which was formed in February 1993, is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). On January 1 and July 1 of each year, employees of World Acceptance Corporation ("the Plan Sponsor" or "Employer") who meet eligibility requirements may elect to become participants in the Plan. Eligibility requirements include a) being at least 21 years of age and b) having completed at least one year of service. Reliance Trust Company (“Reliance”) is the Plan’s trustee. However, Reliance is only the custodian of the World Acceptance Corporation Common Stock ("World Common Stock") and money market fund. The Standard Insurance Company (“Standard”) is the custodian of all other Plan assets. The Retirement Savings Plan Committee determines the appropriateness of the Plan's investment offerings, monitors investment performance, and reports to the Employer's Board of Directors.
(b)Administrative Costs
Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements. Administrative expenses include fees related to the administration of notes receivable charged directly the participant's account and certain record-keeping fees paid by the Plan. Investment-related expenses are included in net depreciation of fair value of investments.
(c)Contributions
The Plan provides for participant contributions on a pretax compensation reduction basis. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans ("rollovers"). The plan also allows participants to make contributions on an after-tax basis ("Roth-type"). Participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts. The Employer matches a specified percentage of employee contributions, as determined by the Employer’s board of directors. For 2015 the Employer matched 50% of each employee's contributions up to the first 6% of the employee's eligible compensation, providing a maximum Employer contribution of 3% of compensation. The Employer may also contribute a discretionary non-elective Employer contribution as determined annually by the board of directors.
(d)Participant Accounts
Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income and administrative expenses are allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of Employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of non-forfeitable interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.
(f)Investment Options
A participant may direct employee contributions in 1% increments in a variety of investment options. Participants may make changes in their investment elections at any time. Participants may change their deferral percentage as of each payroll period.
(g)Notes Receivable from Participants
The Plan allows participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest that is commensurate with local prevailing rates as determined quarterly by the Plan administrator. For participant loans outstanding as of December 31, 2015, interest rates ranged from 3.25% to 5.00% and mature through 2025. Principal and interest are paid through payroll deduction.
(h)Payment of Benefits
Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, financial hardship (as defined by the plan), at age 59.5 while still employed, or termination of employment for any other reason. The method of payment is lump-sum distribution, substantially equal installments or partial withdrawals, provided the minimum withdrawal is $1,000.
(i)Forfeitures
Forfeitures are used to reduce Employer contributions to the Plan. During 2015, forfeitures reduced Employer contributions by $59,709. The balance of unapplied forfeitures was $3,686 and $1,154 at December 31, 2015 and 2014, respectively.
(2)Summary of Significant Accounting Policies
(a)Basis of Presentation
The financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)Investments
Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Savings Plan Committee determines the Plan's valuation policies utilizing information provided by the custodian and trustee. See Note 7 for discussion of fair value measurement. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation or depreciation includes the gains and losses on investments bought and sold as well as held during the year.
(c)Participant Loans Receivable
Participant loans are carried at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis.
(d)Contributions
Contributions from Plan participants and the matching contributions from the Plan Sponsor are recorded in the year in which the participant contributions are withheld from amounts paid. All participant and Employer contributions are participant-directed.
(e)Refund Payable for Excess Contributions
Amounts payable to participants in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. Refunds payable to participants at December 31, 2015 and 2014 were $45,619 and $43,405, respectively. These refunds were due to excess contributions, which were refunded to participants in 2016 for the year ended December 31, 2015 and in 2015 for the year ended December 31, 2014.
(f) Payment of Benefits
Benefits are recorded when paid.
(g)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(h)Investment Risk
The Plan provides for various pooled separate account investment options in stocks, bonds and fixed income securities, as well as direct common stock investments and a deposit administration contract. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(i)Recent Accounting Pronouncements Adopted
On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. Management adopted the provisions of this ASU effective 2015, with retroactive application applied to December 31, 2014.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which is part of the FASB’s simplification initiative for employee benefit plans. ASU 2015-12 contains the following three parts:
Part I removes the requirement to report direct investments in fully benefit-responsive contracts at fair value with an adjustment to contract value. Under the amendment, direct investments in fully benefit-responsive contracts are measured, presented, and disclosed only at contract value.
Part II removes the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type, and investment information disaggregated based on the nature, characteristics, and risks in a fair value table prescribed by FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement.
Part III allows for certain amounts to be reported as of the month end date prior to the plan’s year end for those year ends that do not fall on a month end.
ASU 2015-12 is effective for all entities for fiscal years beginning after December 15, 2015 with early adoption permitted. It may be adopted in whole or by Part (I, II, III), as applicable. Parts I and II should be applied retrospectively, while Part III should be applied prospectively. Management early adopted the provisions of ASU 2015-12 Parts I and II for the 2015 Plan year with retrospective application applied to December 31, 2014.
(3)Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
(4)Tax Status
The Plan has adopted a prototype plan and obtained an opinion letter dated March 31, 2014, which states the form of the plan, identified as a prototype non-standardized profit sharing plan with a cash or deferred arrangement ("CODA"), is acceptable under Section 401 of the Internal Revenue Code (the "Code") for use by employers for the benefit of their employees. The Plan has been amended since adopting the prototype plan; however, the Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code and continues to qualify and to operate as designed.
United States generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.
(5)Deposit Administration Contract
The Stable Asset Fund II represents a deposit administration contract ("Contract") entered into by the Plan with the Plan’s Recordkeeper, Standard. Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses by Standard. Generally, participants may direct the withdrawal or transfer of all or a portion of their investment at contract value, which is equivalent to fair value. Contract value represents contributions made under the Contract, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for the credit risk of the Contract issuer or otherwise. The Employer has determined that the Stable Asset Fund II did not meet the criteria of a fully benefit-responsive investment as of December 31, 2015 as defined by ASU 2015-12 Part I.

The contract crediting rate is established at the end of each quarter and is guaranteed for five years. The effective annual crediting rate and yield for the Contract was approximately 1.77% for the year ended December 31, 2015 and 1.86% for the year ended December 31, 2014.
There were no events that limited the ability of the Plan to withdraw contract value, which is equivalent to fair value, or otherwise transact at contract value with Standard as the Contract issuer. Participant directed transfers can only be made on the first date of each calendar quarter, and are limited to 5% of the participant's balance. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable. Standard may terminate the contract with 30 days advance written notice to the contract owner.

(6)Party-in-Interest Transactions
Certain Plan assets consist of units of pooled separate accounts and deposit administration contracts managed by Standard. Standard, as the Plan Recordkeeper and Custodian, qualifies as a party-in-interest to transactions involving the aforementioned assets. Investment and administrative fees remitted to Standard by the Plan totaled $180,581 in 2015. Interest income of $216,991 was credited to the Plan in 2015.
Plan assets also include shares of World Acceptance Corporation common stock. World Acceptance Corporation, as the Plan Sponsor, qualifies as a party-in-interest to transactions involving the aforementioned assets. The investment in World Acceptance Corporation common stock was $1,053,899 and $1,963,688 at December 31, 2015 and 2014, respectively. Investment in World Common Stock is participant directed.
(7)Fair Value
FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
◦Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
◦Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in market that are less active.
◦Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity’s own assumptions.

The following tables set forth the fair value of the Plan’s investments by category within the fair value hierarchy, if applicable, as of December 31, 2015 and 2014.

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Investments included in fair value hierarchy
Money market funds	$56,418	$56,418	$—	$—
Common stock	1,053,899	1,053,899	—	—
Total investments included in fair value hierarchy	$1,110,317	$1,110,317	$—	$—

Investments excluded from fair value hierarchy(1)
Pooled separate accounts	33,647,602
Stable Asset Fund II	12,758,718
Total investments excluded from fair value hierarchy	46,406,320
Total investments at fair value	$47,516,637

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Investments included in fair value hierarchy
Money market funds	$63,009	$63,009	$—	$—
Common stock	1,963,688	1,963,688	—	—
Total investments included in fair value hierarchy	$2,026,697	$2,026,697	$—	$—

Investments excluded from fair value hierarchy(1)
Pooled separate accounts	35,580,357
Stable Asset Fund II	11,618,300
Total investments excluded from fair value hierarchy	47,198,657
Total investments at fair value	$49,225,354
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following tables set forth additional disclosures of the Plan's investments for which the fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. The redemption notice period for the Stable Asset Fund II is applicable only in the event the Plan terminates the investment fund. The notice period is not applicable to plan Participants.

	December 31, 2015
	Fair Value	Unfounded Commitments	Redemptions Frequency	Redemption Notice Period
Pooled separate accounts	$33,647,602	$—	Immediate	None
Stable Asset Fund II(1)	12,758,718	—	Daily	30 days
Total	$46,406,320	$—

	December 31, 2014
	Fair Value	Unfounded Commitments	Redemptions Frequency	Redemption Notice Period
Pooled separate accounts	35,580,357	$—	Immediate	None
Stable Asset Fund II(1)	11,618,300	—	Daily	30 days
Total	$47,198,657	$—
(1) The Stable Asset Fund II invests in high-quality bonds with short- to intermediate-term maturities and purchases insurance contracts which aim to provide price stability on a day-to-day basis. All deposits are invested as part of the fund's general assets. Return is determined by the declared interest rate, not by the investment performance of the fund's general assets. All participants in the Plan earn the same interest rate, which is a weighted average of the interest rates on plan assets over the preceding five years. Interest is accrued daily and compounded quarterly.

Valuation methodologies for the asset classes listed above are described below. There have been no changes in the methodologies used at December 31, 2015 and 2014. There have been no transfers in or out of Levels 1, 2, or 3 during the years ended December 31, 2015 and 2014.
Money market funds: Valued at cost, which approximates fair value.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Valued at the net asset value, which is based principally on unit prices provided by the Recordkeeper. Unit prices are, in turn, based on the quoted market prices of the underlying investments.
Stable Asset Fund II: Valued at net asset value. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it were determined to be probable that the fund would sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily.
(8)Subsequent Events
Effective January 1, 2016, the Plan was amended and restated to the newest Volume Submitter 401(k) Profit Sharing Plan sponsored by Standard Retirement Services Inc., to comply with regulatory requirements of the Pension Protection Act.
The Plan has evaluated subsequent events (events occurring after December 31, 2015) through the report date, the date the financial statements were available to be issued.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
Party in-interest	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Money Market Funds:
	Fidelity	Fidelity Institutional Money Market	**	$56,418

	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A Harbor Bond Instl	**	1,190,420
*	Standard Insurance Company	Separate Account A Goldman Sachs Mid-Cap Value Instl	**	1,824,033
*	Standard Insurance Company	Separate Account A Vanguard Morgan Growth Adml	**	5,212,991
*	Standard Insurance Company	Separate Account A T. Rowe Price New Horizons	**	596,077
*	Standard Insurance Company	Separate Account A DFA US Targeted Value I	**	2,371,556
*	Standard Insurance Company	Separate Account A MFS Value R5	**	2,813,077
*	Standard Insurance Company	Separate Account A T. Rowe Price Mid-Cap Growth	**	4,058,274
*	Standard Insurance Company	Separate Account A Vanguard Wellington Admiral	**	730,467
*	Standard Insurance Company	Separate Account A MainStay MAP I	**	4,529,411
*	Standard Insurance Company	Separate Account A Vanguard 500 Index Adml	**	1,047,824
*	Standard Insurance Company	Separate Account A Vanguard Extd Mkt Idx Adml	**	4,935,589
*	Standard Insurance Company	Separate Account A DFA US Small Cap I	**	414,057
*	Standard Insurance Company	Separate Account A Oppenheimer Global Y	**	409,412
*	Standard Insurance Company	Separate Account A Harbor International Instl	**	3,514,414

*	Participant Loans	Interest rates from 3.25% to 5.00% and maturity dates through March 31, 2025***	**	3,077,317

	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	1,053,899

	Deposit Administration Contract:
*	Standard Insurance Company	Stable Asset Fund II	**	12,758,718

		Total		$50,593,954

*	Indicates party-in-interest to the Plan
**	Cost information has not been included in column (d) because all investments are participant-directed
***	The accompanying financial statements classify participant loans as notes receivable from participants

See accompanying report of independent registered public accounting firm

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2015

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Standard Insurance Company	Separate Account MFS Value R5	$2,756,460	$—	$—	$—	$2,756,460	$—	$—
Standard Insurance Company	Separate Account T. Rowe Price Equity Income	—	2,756,460	—	—	2,197,843	2,756,460	558,617

The transactions set forth in the schedule above involve individually or in aggregate, by investment, an amount in excess of five percent of the current value of the Plan net assets at December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

	By:	World Acceptance Corporation Retirement
Date:	June 24, 2016	Savings Plan Advisory Committee

/s/ Janet Lewis Matricciani
Janet Lewis Matricciani Chief Executive Officer

By:	/s/ John L. Calmes Jr.
John L. Calmes Jr. Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of RSM US LLP